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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


CORVALLIS SENIOR LEADERS RESPOND TO PACKARD SURVEY

RESULTS OF LOCAL HP EMPLOYEE POLLING CALLED BIASED AND MISLEADING

Two senior leaders at HP's Corvallis, Oregon, site reacted strongly to the results of an employee survey released February 20 by the Field Research Corporation and commissioned by David Woodley Packard, son of HP's co-founder. Packard has publicly stated his opposition to the proposed HP-Compaq merger, partly based on its potential effect on employees.

"I think David Woodley has overreached what he can conclude from this survey, given the bias that's associated with it and the ad that he ran in our newspaper," said Greg Merten.

Merten manages many of the 4,200 HP employees at the site, along with Steve Nigro. About 90 percent of these employees work for Imaging and Printing Systems and Nigro sent a voicemail message to everyone on the site February 20 on behalf of himself and Merten. The voicemail enumerated their concerns about the survey results.

"The first and most important thing we told the employees is that we feel badly that they were pulled into this controversy," said Nigro.

The Field Research Corporation, an independent public opinion firm, conducted a random telephone survey of 445 HP employees living in the Corvallis area. According to a press release from the firm, HP employees who were surveyed "disfavor the merger 63 percent to 31 percent," with 6 percent expressing no opinion or no comment.

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THREE POINTS TO CONSIDER

In their message to Corvallis employees, Merten and Nigro raised three basic points:

..    that the survey "is not representative of the views of the entire HP population, focusing on only one community";

..    that survey methodology is "a critical factor" and that HP has regularly surveyed employees across HP's geographies and job levels using reliable polling standards and have led to different results; and

..    "given the above, we contend that there is general employee support of the merger's strategic intent; however, we acknowledge concerns about implementation and consequences."

"We have our own surveys that use standard survey practices, are worldwide in nature and come up with very different results," Merten said.

"If you look at the data from the Field survey, about 50 percent of the concerns are associated with the integration as opposed to HP's strategy," he continued. "So there was no distinction as to whether people agreed with the strategy. And, as everyone knows, you can get very different answers to surveys depending on how the questions are worded."

"Part of the IPS growth strategy relies on having a strong enterprise position," he said. "The merger reinforces this strategy and our people realize that printing can leverage heavily off this by bringing printing capability to the enterprise space."

VALID EMPLOYEE CONCERNS

Merten also said he understood that employees had concerns about the integration and its possible consequences and readily acknowledged that "these are valid concerns."

"Unfortunately, we can't give our people a whole lot of insight into how we're addressing their concerns because of the regulatory restraints that we have to work under," he said. "We have a team of more than 450 people working on the integration right now and I think a lot of people's fears will go away once we can give them the details."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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